2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

October 15, 2018

Via EDGAR Transmission

Samantha Brutlag
 Kathy Churko
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Quaker Investment Trust (the "Registrant")
 File No.  333-227235

Dear Ms. Brutlag and Ms. Churko:
On behalf of the Registrant, submitted herewith via the Edgar system are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you communicated to us on September 27, 2018 with regard to the Registrant's information statement/prospectus on Form N-14 (the "Information Statement"), which was filed with the Commission on September 7, 2018 by the Registrant on behalf of the Quaker Global Tactical Allocation Fund (the "Global Tactical Fund") and Quaker Mid-Cap Value Fund (the "Mid-Cap Fund" and together with the Global Tactical Fund, the "Target Funds") that are reorganizing into the Quaker Impact Growth Fund ("Impact Growth Fund") and Quaker Small/Mid-Cap Impact Value Fund ("Small-Cap Fund" and together with the Impact Growth Fund, the "Acquiring Funds"), respectively.  Each comment from the Staff is summarized below, followed by the Registrant's response to the comment.
1. Comment:  In the question and answer section, add a question/answer explaining the differences between the Acquiring Funds and the Target Funds consistent with the supplement filed on September 7, 2018.
Response:  The requested change will be made as follows:
"Q:  WHAT ARE THE DIFFERENCES BETWEEN THE INVESTMENT OBJECTIVES, STRATEGIES AND RISKS OF THE ACQUIRING FUNDS AND THE ACQUIRED FUNDS?
A:  The Quaker Global Tactical Allocation Fund's investment objective and fundamental investment limitations are identical to the Quaker Impact Growth Fund, and the two Funds' investment strategies and risks are similar, except that the Quaker Global Tactical Allocation Fund may invest more substantially in international, derivatives, fixed income (including high-yield bonds) and exchange-traded fund securities.  The Quaker Mid-Cap Value Fund's investment objective and fundamental investment limitations are identical to the Quaker

Ms. Brutlag and Ms. Churko
October 15, 2018

Small/Mid-Cap Impact Value Fund, and the Funds' investment strategies and risks are similar, except that the Quaker Mid-Cap Value Fund's investments typically are more concentrated in the securities of mid-capitalization companies."
2. Comment:  Confirm that the Acquiring Funds' prospectuses will accompany the Information Statement.
Response:  The Registrant so confirms.
3. Comment:  In an appropriate place in the Information Statement, state the amount of estimated expenses for the reorganizations.
Response:  The requested change will be made by adding this information in the question and answer section.
4. Comment:  Add a third column to the comparative investment objectives, policies, and risks charts highlighting the differences between the Acquiring Funds and the Target Funds.  Ensure that the comparative charts do not have text cut off.
Response:  The requested changes will be made.  Due to space constraints, the Registrant will describe the material differences between the principal investment strategies and risks of the Acquiring Funds and the Target Funds in narrative sections that precede the summary charts.
In the comparative investment objectives and strategies section, the following disclosure will precede the comparative tables:
"The principal investment strategies for the Quaker Global Tactical Allocation Fund and the Quaker Impact Growth Fund are very similar.  The main difference between the two Funds' principal investment strategies is that the Quaker Global Tactical Allocation Fund may invest in international, exchange-traded funds, fixed income (including high-yield bonds) and derivative securities as part of its principal strategy.  While the Quaker Impact Growth Fund may invest in these securities as well, these investments are not currently principal investment strategies of the Fund.
The principal investment strategies for the Quaker Mid-Cap Value Fund and the Quaker Small/Mid-Cap Impact Value Fund are substantially similar."
In the comparative investment risks section, the following disclosure will precede the comparative tables:
"The principal investment risks for the Quaker Global Tactical Allocation Fund (Acquired Fund) and the Quaker Impact Growth Fund are very similar.  The main difference between the two Funds' principal investment risks is that the Quaker Global Tactical Allocation Fund may invest in international, exchange-traded funds, fixed income (including high-yield bonds) and derivative securities as part of its principal strategy and therefore is exposed to the risks associated with those investments as described below.  While the Quaker Impact Growth Fund may invest in these securities as well, these investments are not currently principal investment strategies of the Fund and therefore are not principal risks of investing in the Fund.

Ms. Brutlag and Ms. Churko
October 15, 2018

The principal investment risks for the Quaker Mid-Cap Value Fund and the Quaker Small/Mid-Cap Impact Value Fund are substantially similar."
5. Comment: Revise the comparative charts for the principal investment strategies and risks to make the disclosure consistent with the respective Funds' recently updated prospectuses, including the ESG disclosure.
Response:  The requested changes will be made.
6. Comment:  Confirm that the Funds' current expenses were used to complete the fee table and expense example.
Response:  The Registrant so confirms.
7. Comment:  In the waiver footnote to the Global Tactical/Impact Growth fee table, explain that other than by termination of the Funds' advisory agreement or due to the merger or liquidation of the Fund, only the Board of Trustees may terminate the Global Tactical fee waiver.
Response:  The requested change will be made.
8. Comment:  Confirm that the reorganization expenses reflected in the "Capitalization" section are split correctly across each reorganization.
Response:  The Registrant confirms that it believes the capitalization tables accurately reflect the fee split and will make the following revisions to "Note 4 – Reorganization Costs" in the Information Statement's statement of additional information ("SAI") to clarify the reorganization costs and expense sharing: "The total costs of the Reorganizations are expected to be approximately $55,500 and these costs will be split evenly among CCM, the combined Quaker Impact Growth Fund/Quaker Global Tactical Allocation Fund, and the combined Small/Mid-Cap Impact Value Fund/Quaker Mid-Cap Value Fund."
9. Comment:  In the "Financial Highlights" paragraph in Exhibit B remove the reference to the semi-annual shareholder report for the period ended December 31, 2017.
Response:   The requested change will be made.
10. Comment:  Disclose in the body of the Information Statement and in the SAI whether the completion of the reorganizations are contingent on the occurrence of certain events.
Response:  The requested information will be added to the introductory section of the Information Statement and to "Note 1—Reorganizations" in the SAI as follows: "Other than complying with the Plan, the Trust is not aware of any other contingencies to completing the Reorganizations."
11. Comment:  In the "Pro Forma Financial Information" section in the  SAI, include a note  describing the Funds' policies regarding valuation and the use of estimates.
Response:  The requested change will be made using the valuation and estimates disclosure from the Funds' annual shareholder report.

Ms. Brutlag and Ms. Churko
October 15, 2018

12. Comment:  Review and, as necessary, revise the tables in "Note 3 – Pro Forma Expense Adjustment" in the SAI to show the pro forma increase/decrease in expenses that are expected to occur as a result of the reorganizations.
Response:  The Registrant will revise the tables as reflected in Exhibit A to this letter.
* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Alyssa Greenspan
  Community Capital Management, Inc.

Ms. Brutlag and Ms. Churko
October 15, 2018

EXHIBIT A

A. Combined Quaker Impact Growth Fund – Advisor Class
	Pro Forma Fee and Expense Increase (Decrease)
Net expense category	Dollar Amount	Basis Points
Management fees	$0	0
Transfer agent fees[1]	(11,100)	(0.02)
Distribution fees	0	0
Shareholder servicing fees	0	0
Custodian fees[1]	(3000)	(0.004)
Administration & accounting service fees[1]	(91,260)	(0.13)
Registration and filing fees[1]	(71,000)	(0.10)
Board fees	0	0
Audit fees[1]	(22,815)	(0.03)
Other expenses[1]	(5,000)	(0.01)
AFFE	0	0
1 Fees were reduced to eliminate the effects of duplicative fees.
B. Combined Quaker Small/Mid-Cap Impact Value Fund – Advisor Class
	Pro Forma Fee and Expense Increase (Decrease)
Net expense category	Dollar Amount	Basis Point
Management fees	$0	0
Transfer agent fees[1]	(11,100)	(0.05)
Distribution fees	0	0
Shareholder servicing fees	0	0
Custodian fees[1]	(3000)	(0.01)
Accounting service fees[1]	(28,740)	(0.13)
Registration and filing fees[1]	(22,000)	(0.10)
Board fees	0	0
Audit fees[1]	(7,185)	(0.03)
Other expenses[1]	(5,000)	(0.02)
AFFE	0	0
1 Fees were reduced to eliminate the effects of duplicative fees.